EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State/Country of Incorporation/Organization

ICT Canada Marketing, Inc.

Eurotel Marketing Limited

Harvest Resources, Inc.

Yardley Enterprises, Inc.

ICT International

ICT Australia Pty. Ltd.

ICT Barbados, Inc.

ICT Marketing Services of Mexico, S. de R.L. de C.V.

ICT Marketing Services of Asia Pacific Pte Ltd

ICT Marketing Services of the Philippines

Canada Ireland Delaware Delaware Delaware Australia Barbados Mexico Singapore Philippines